Exhibit 11.3

Compensation, Nominating and Corporate Governance Committee Charter

1.                                       Purpose

The Compensation, Nominating and Corporate Governance Committee (hereinafter “the Committee”) shall assist the Supervisory Board of Buhrmann NV:

•                  in fulfilling its responsibilities relating to the compensation of top management;

•                  in determining the composition of the Executive Board and Supervisory Board;

•                  in identifying qualified individuals to become members of the Executive and Supervisory Board;

•                  in advising the Executive Board in respect of developing and implementing the Company’s corporate governance guidelines;

•                  in monitoring the functioning of the Executive Board and Supervisory Board.

2.                                       Organisation

The Committee shall consist of a minimum of three members, all of which have to be independent, elected out of the Supervisory Board.

3.                                       Roles and responsibilities

The Committee shall have the following authority and responsibilities:

1.                     Compensation

a.               To determine the principles to be applied in deciding the remuneration to be paid to Buhrmann Executive Board members and to review on an annual basis the corporate goals and objectives with respect to compensation for the Chairman (CEO) and members of the Executive Board and to advise thereon to the full Supervisory Board of Buhrmann.
The Committee shall evaluate at least once a year the performance of the Chairman and members of the Executive Board in light of these established goals and objectives and, based upon these evaluations, shall advise the full Supervisory Board on their annual compensation, including salary, bonus, option rights and pension benefits.

b.              To review and supervise on an annual basis the evaluation process and compensation structure for the Company’s top management.

c.               To review and approve any scheme for remunerating Buhrmann executives that involve Buhrmann shares, such as the Company’s incentive stock option plan, and recommend changes in such plan as needed.

2.               Nomination

a.               In case of a vacancy to lead the search for individuals qualified to become members of the Supervisory Board taking into account part 2 of the Rules and Regulations of the Supervisory Board respectively Executive Board, and to select candidates for presentation to the Supervisory Board which shall decide on a nomination proposal to be submitted to the general meeting of shareholders.
The Committee shall select individuals as Board member nominees who shall have the highest personal and professional integrity, who shall have demonstrated exceptional ability and judgement and who shall be most effective, in conjunction with the other Board members in collectively serving the long-term interests of the Company.

b.              To review the Supervisory Board committee structure and to recommend to the Supervisory Board for its approval Supervisory Board members to serve as members of each committee.

c.               To periodically assess the composition of the Supervisory Board and Executive Board and to monitor the functioning of the Supervisory Board and Executive Board and the individual Board members.

3.               Corporate Governance
To review the corporate governance guidelines for the Company and advise the Supervisory Board on this matter. The Committee shall review these guidelines on a regular basis and recommend changes as necessary.

4.                     General

a.               The Committe shall meet at least once per year, or more frequently if circumstances dictate. The Committee may invite other persons to attend the Committee meetings.

b.              The Committee shall have the authority to delegate any of its responsibilities to sub-committees as the Committee may deem appropriate in its sole discretion.

c.               The Committee shall have the authority to retain outside counsel and any other advisors as the Committee may deem appropriate in its sole discretion.  The Committee shall have sole authority to approve related fees and retention terms.

d.              The Committee shall report its actions and recommendations to the Supervisory Board after each Committee meeting and shall conduct and present to the Supervisory Board an annual performance evaluation of the Committee.  The Committee shall review at least annually the adequacy of this charter and recommend any proposed changes to the Supervisory Board for approval.